Exhibit 99.1
Shinhan Financial Group submitted a ‘Shinhan Financial Group ESG Report 2022’ to Korea Exchange

On July 26, 2023, Shinhan Financial Group submitted ‘Shinhan Financial Group ESG Report 2022’ (“the Report”) to Korea Exchange.

The Report complies with Sustainability Reporting Guidelines of the Global Reporting Initiative (GRI) and fulfills the conditions in accordance with the Core Option. The financial information included in the Report follows the Korean International Financial Reporting Standards (K-IFRS), which uses the unit of the Korean won (KRW).

This Report complies with the Disclosure Recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) for disclosure of climate change-related information and the reporting principles of the Principles for Responsible Banking (PRB). And The International Sustainability Standards Board(ISSB) IFRS S2 Climate Disclosure Draft has been applied. It also considers Sustainability Accounting Standards Board (SASB) industry standards to reflect important industry issues.

The report in Korean language is available at our website (www.shinhangroup.com), and the report in English is scheduled to be posted on our website on July 31, 2023.